NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOLS:  RUS, RUS.PR.C

RUSSEL METALS DECLARES DIVIDEND FOR CLASS II PREFERRED SHARES, SERIES C

TORONTO, CANADA -- February 4, 2004 -- Russel Metals Inc. announced today that it has declared a dividend in the amount of Cdn 46.875 cents per share on its Class II Preferred Shares, Series C, payable on March 15, 2004 to shareholders of record at the close of business on March 1, 2004.

On January 23, 2004, the Company announced that it intends to use the proceeds from the issue of up to US$175 million aggregate principal amount of senior notes to repurchase its 7.5% Class II preferred shares, Series C.  It is intended that the shares will be redeemed at par of $25 plus accrued dividends, following receipt of the proceeds.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Elaine G. Hillis
Assistant Secretary
Russel Metals Inc.
(905) 819-7419
Website:  www.russelmetals.com
E-mail:     info@russelmetals.com